Offering Statement for State House Distilling Company LLC

(“State House Distilling by Drink Mechanics ,” “we,” “our,” or the “Company”)

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   State House Distilling Company LLC

   30 State House Square

   Hartford, CT 06103

Eligibility

2. **The following are true for State House Distilling Company LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Aaron Stepka

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	State House Distilling Company LLC	CEO
01/01/2022	Present	Drink Mechanics	Founder

   Aaron Stepka is a Founder of Drink Mechanics and the CEO of State House Distilling Company. Aaron has 18 years of experience in food, beverage, and nightlife, and 10 years of consulting experience in bar and restaurant planning, design, systems, implementation, staff training, and menu creation. Aaron received a BA in Economics from Colby College in 2005. LinkedIn: https://www.linkedin.com/in/aaron-stepka-0b1216234/

Name
Taylor Gillaspie

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	State House Distilling Company LLC	COO

Taylor Gillaspie holds deep roots in the hospitality business, stretching back to his childhood. In the late 1980s, his parents opened The Cottonwood Cafe in Cambridge, MA with a second location in Back Bay soon to follow. They featured creative southwestern cuisine and an award-winning bar program centered around margaritas and an extensive tequila list. His family owned and operated multiple locations in Boston, Maryland, and Arizona for 20+ years. These formative years sparked a passion for hospitality that led to a lifelong pursuit of the craft. He eventually landed in Los Angeles and had the opportunity to train under renowned barman, Julian Cox. He spent over 10 years working in, opening, and managing some of the most innovative restaurants and bar programs in the city. Most notably were Rivera, Picca, Republique, Alexander's Steakhouse, and Nomad LA. Recently, he moved his family back east in 2019 to start a bar consulting business with his longtime friend and colleague, Aaron Stepka. They had just finished their first project together while on Nantucket during the summer/fall season of 2019 just prior to Covid-19 hitting. Taylor's role in the Company will be as General Manager at SHDC, primarily focusing on restaurant operations and menu development.

Name
Dylan Spevacek

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	State House Distilling Conpany	Founder

Dylan is a founding member of State House Distilling Company.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Aaron Stepka

Securities:	40,000
Class:	members interest units
Voting Power:	39.0%

Taylor Gillaspie

Securities:	40,000
Class:	members interest units
Voting Power:	39.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

State House Distilling Company LLC ("SHDC"), dba State House Distilling by Drink Mechanics, is an 8,000 sq ft, 200-seat micro-distillery located in downtown Hartford, CT. It is a concept with a comprehensive guest-facing element woven throughout, as it provides full-service upscale dining, craft beverages, and live entertainment experiences right alongside its manufacturing element. The three founders of SHDC possess over 40 years of experience in hospitality, food and beverage, and nightlife that they intend to utilize in the creation of these special and unique experiences for their guests. The restaurant plans to offer elevated modern Latin fare in a market that we believe is currently is devoid of such options. The bar will be focused on a custom 32-line draft system that dispenses elevated craft cocktails quickly and consistently, leaving plenty of time for dressing up the drinks' visual elements to achieve a "wow factor" and plenty of "Instagrammable moments". On the entertainment side, SHDC is intent on connecting the local community with the arts by drawing primarily from local and regional talent. That talent will primarily be rooted in music and supplemented by other performative type arts like comedy, dance, and spoken word. Hartford is also uniquely situated between New York City and Boston, creating an opportunity to bring in bigger acts for intimate shows as they travel between two larger gigs. We also plan to prominently display works by local visual artists throughout the space. SHDC understands that there are inherent risks operating in the restaurant industry and plans to address and mitigate them accordingly. As a distillery, SHDC may purchase spirits directly and in bulk from other producers, rather than from wholesale distributors that restaurants and bars must use. Distributors typically mark up products 25%-35% and bulk packaging costs are generally lower than retail packaging. Additionally, SHDC has secured three years of free rent at its location with HVAC and water included. SHDC intends to diversify its revenue streams beyond the traditional retail sales generated by a bar and restaurant operation as follows: Downtown Hartford was hit especially hard by the pandemic. Over the past several decades, its economy has relied heavily upon the commuters who work primarily in the insurance, finance, and law offices located throughout the neighborhood. When those commuters began working from home, the local economy felt the impact. Furthermore, given that many of these workers were at least equally as productive from home as they were in the office, many of the largest firms downtown began plans to downsize or shift to hybrid staffing and scheduling models permanently. It is well understood by the local government that it is unlikely that many of these businesses will renew their leases on office space when their terms come to an end. The city knows that it must shift from the old model of relying on these office goers to support the local economy, to one of a full-time residential city. We are already seeing the beginnings of this shift: As of February 15, 2022, 2,400+ new residential units and 100,000 sq ft of new retail space, including a much-needed supermarket, either are already under construction or have been approved with funding and development plans over the next three years are underway downtown. Expected completion date is anticipated to be in the spring of 2025. Hartford has established a retail incentive program ("HARTLIFT") that utilizes a portion of federal Covid relief dollars to match investment dollars put into developing retail property by owners and/or tenants downtown. We have been approved by the city to receive a grant of $300,000 in matching funds, which Hartford Mayor Luke Bronin also committed to us and to the owners of State House Square, deeming the project "transformational" to the neighborhood. We also analyzed a great deal of data from the US Census Bureau. We focused our analysis on data collected specifically for area code 06103, which is the heart of downtown Hartford and walking distance to State House Square. It has been witnessed across the state that people are willing to travel great distances to random locations for craft beverage businesses like breweries. Downtown Hartford has six large event venues that draw people to the neighborhood. From 2010-2020, the population of Hartford as a whole declined by 3%, but the population of downtown increased by 53% (from 1,852 to 2,832). In that same time period, the number or residential units increased by 55% (from 1,478 to 2,291) and the residential vacancy rate declined from 22% to 17%. During the pandemic, the vacancy rate declined even further to 10%, with developers and realtors both citing remote workers relocating from larger cities like New York and Boston. As of 2020, 70% of the population downtown was unmarried, 82% of the population downtown was without children, 87.1% of the working population downtown was white collar, the average age was 35, and the median age was 32. Downtown Hartford residents are primarily between the ages of 25-44 with a median annual net income of $46k. As residents of downtown Hartford ourselves, we have seen firsthand how grossly underserved the area is in terms of amenities like retail, bars, restaurants, and markets. There are many more retail vacancies now than there were prior to the pandemic. We strongly believe that now is the time to pursue the SHDC opportunity. SHDC is intended to be both the flagship location as well as the proof of concept for a replicable and repeatable guest-facing micro distillery operation. In this model, each location would be unique and representative of its market location, while remaining attached to the same brand, Drink Mechanics, which has been on the market in Connecticut since fall 2020 and plans to expand distribution into at least three to nine new states over the next three years. In addition to generating their own revenue on site, each new micro distillery location would effectively be acting as a marketing arm for the flagship brand, while also making discounted raw material purchases from a distillery manufacturing hub.

Risk Factors

7. **Material factors that make an investment in State House Distilling Company LLC speculative or risky:**

    1. Our business will depend upon frequent deliveries of food, beverages and other supplies, which subjects us to possible risks of shortages, interruptions and price fluctuations. Our ability to maintain consistent quality throughout our locations depends in part upon our ability to acquire fresh food products, beverages and related items from reliable sources in accordance with our specifications and in sufficient quantities. We anticipate that we will generally have relatively short-term contracts with a limited number of suppliers for the distribution of most supplies for our facilities. Our dependence on

a small number of suppliers subjects us to the possible risks of shortages, interruptions and price fluctuations. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our facilities, we may be unable to replace the suppliers in a short period of time on acceptable terms. Our inability to quickly replace a supplier in a short period of time on acceptable terms could increase our costs and could cause shortages at our restaurants of food, beverages and other items that may cause us to remove certain items from our restaurant entertainment center or temporarily close a location. If we temporarily close a location or remove popular items from the location's menu, that location may experience a significant reduction in revenue during the time affected by the shortage and thereafter, our guests may change their spending habits as a result. We have no plans to engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies, which we expect to purchase at prevailing market or contracted prices.

2. Market Demand Volatility: The demand for dining experiences and alcoholic beverages is subject to various factors that can lead to volatility in consumer preferences and purchasing behavior. Economic conditions play a significant role, as downturns in the economy may prompt consumers to cut back on discretionary spending, including dining out and purchasing alcoholic beverages. Conversely, during periods of economic prosperity, consumers may feel more inclined to indulge in dining experiences and premium alcoholic beverages.

3. Supply Chain Disruptions: The intricate web of suppliers upon which restaurants and distilleries rely for ingredients, equipment, and packaging materials presents a vulnerability to various disruptions that can reverberate throughout the business. Foremost among these risks are transportation delays, which can arise due to a myriad of factors including inclement weather, infrastructure bottlenecks, or labor strikes. Such delays can disrupt the timely delivery of critical supplies, leading to production bottlenecks and potential customer dissatisfaction.

4. Health and Safety Risks: In the intricate world of restaurant and distillery operations, maintaining rigorous health and safety standards is paramount to safeguarding both patrons and employees from a myriad of potential risks. The consequences of lapses in these protocols extend far beyond mere inconvenience, encompassing significant legal, reputational, and financial ramifications for the business. One of the foremost risks in this domain is the threat of foodborne illnesses, which can arise from mishandling of ingredients, improper cooking or storage temperatures, or cross-contamination in food preparation areas. Instances of food poisoning can not only cause harm to customers but also trigger widespread negative publicity, eroding trust in the establishment and potentially leading to costly legal proceedings and damages claims. Similarly, alcohol-related accidents represent a significant hazard, particularly in establishments where alcoholic beverages are served. Over-serving of alcohol to patrons, inadequate monitoring of intoxicated individuals, or failure to enforce responsible drinking practices can increase the likelihood of accidents such as falls, fights, or drunk driving incidents. Such occurrences can result in severe legal consequences for the business, including liability for damages, fines, or even loss of liquor licenses. Moreover, workplace injuries pose a substantial risk to both employees and the business as a whole. The fast-paced environment of a restaurant or distillery, combined with the operation of heavy equipment, sharp utensils, and potentially hazardous chemicals, creates a fertile breeding ground for accidents and injuries. Failure to implement proper safety protocols, provide adequate training to employees, or maintain equipment in good working condition can expose the business to liability for workplace accidents, worker's compensation claims, and regulatory fines.

5. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

6. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially

greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

7. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us: The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

8. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability.

9. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment. As our lease indicates, we are required to produce monthly financial statements for our landlord. We intend to share those statements with investors as well. We also intend on having monthly manager meetings, the minutes of which will be shared with all members. We intend to also hold quarterly meetings open to all members.

10. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

11. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the

Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE

OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

State House Distilling Company LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $360,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Based on the max raise we would allocate the funds in the following ways: For Legal/Administrative we would allocate approximately $60,000 or 16.67%; Construction costs we would estimate roughly $182,360 or 50.6%; and Equipment purchases would equate to $100,000 or 27.8% of the funds raised.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$17,640
Legal/Administrative fees	$9,510	$60,000
Construction costs	$0	$182,360
Equipment purchases	$0	$100,000
Total Use of Proceeds	**$10,000**	**$360,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and State House Distilling Company LLC must agree that a transfer agent, which keeps records of our outstanding members interest units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $30 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
members interest units	114,564	102,564	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Convertible Promissory Note	Lender may (a) convert this Note into a 2.5% membership interest in the Borrower upon execution of a mutually acceptable Operating Agreement for the Lender; or (b) if the Borrower has not opened for business as a restaurant at 30 State House Square, Hartford, Connecticut ("Restaurant") by December 31, 2024, or if prior thereto Borrower has notified Lender that it will not timely open the Restaurant, Lender may convert this Note into a 7.5% Membership Interest in Garage Crafts LLC, a Connecticut limited liability company, in which Lender presently holds a 5% membership interest, for a total of a 12.5% Membership Interest pursuant to the terms and conditions of the Operating Agreement of Garage Crafts LLC dated as of March 30, 2023 and other mutually agreeable documentation to effectuate such conversion. In either of the foregoing conversions the balance of the Note at the time of conversion, including accrued but unpaid interest, shall be converted into a capital contribution in exchange for the applicable membership interest.	2,564

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. While your equity is not intended to be diluted, there remains a risk that your units may be diluted in the future.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the operating agreement of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Operating Agreement can be amended by the holders of the units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding units give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and is based on cash flow projections for the next five years.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

If we issue additional shares of our members interest units, you will own a smaller percentage of the Company. However, we hope that future raises of capital will be at a higher price per unit, and increase our book value per members interest units. However, we cannot guarantee our future book value or the market price of our members interest units, if there is a market price, and any additional issuances of securities could result in a decline of the market price. If we repurchase securities and there are fewer shares of members interest units outstanding, you will own a larger percentage of the Company. However, if we repurchase securities, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our members interest units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Dr. Shapiro
Amount Outstanding:	$75,000
Interest Rate:	10.0%
Maturity Date:	Payable On Demand
Other Material Terms:	Until all sums due under this Note have been paid in full in accordance with the terms herein, this Note shall bear annual interest on the outstanding principal balance from the date hereof at the annual interest rate of 10.0% percent, in arrears. Borrower shall pay interest only payments commencing ninety (90) days after the Borrower opens for business as a restaurant at 30 State House Square, Hartford, Connecticut"), and continuing on the first day of each month thereafter until the fifth anniversary of this Note, when the entire principal balance, together with unpaid interest thereon, shall be due and payable.

25. **What other exempt offerings has State House Distilling Company LLC conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    State House Distilling Company LLC DBA State House Distilling by Drink Mechanics was formed on December 12, 2021 in the state of Connecticut. The Company's headquarters are located in Hartford, Connecticut. State House Distilling Company LLC, operating as State House Distilling by Drink Mechanics, is an 8,000 sq ft micro-distillery located in downtown Hartford, CT, accommodating up to 200 guests. Founded by individuals with extensive experience in hospitality, food and beverage, and nightlife, the establishment integrates upscale dining, craft beverages, and live entertainment with its manufacturing component. We intend to offer modern Latin cuisine and a custom 32-line draft system for craft cocktails, State House Distilling aims to provide visually appealing drinks and locally sourced entertainment. Addressing industry risks through strategic purchasing and rent agreements, the company diversifies revenue streams through ghost kitchen concepts, spirit manufacturing, private events, VIP memberships, co-packing services, and retail sales. Situated in a transitioning downtown Hartford, amidst residential growth and retail incentives, State House Distilling endeavors to meet local demands and enhance the area's amenities. Furthermore, the flagship location serves as a model for future expansion, maintaining uniqueness while promoting the Drink Mechanics brand across multiple states. Results of Operations: Revenue for the year ended December 31, 2023 remained unchanged from the previous year 2022 at $0. Cost of goods sold for the year ended December 31, 2023 remained unchanged from the previous year 2022 at $0. Cash used in operating activities for the year ended December 31, 2023 increased to $30,675, as compared to $0 reported for the year ended December 31, 2022. Liquidity & Capital Resources: On December 31, 2023, the Company had cash and cash equivalents of $18,109, as compared to cash and cash equivalents of $0 on December 31, 2022. On August 24, 2023 the Company entered into a Convertible Promissory Note with an accredited investor for $75,000. We are targeting the second quarter of 2025 for the opening of our business to the public. Description of Leasing Arrangements: The Company executed a real estate lease, which conveys merely to the right to use property, which requires annual base rental payments beginning January 2027. During the year ended December 31, 2023, the Company paid a $15,000 security deposit, as set forth in the executed lease agreement. Future lease payments will be charged to current operations. There were no payments related to the lease agreement during the year ended December 31, 2022. The lease payments would begin in 2027 for the period ending December 31, 2027 the payment would be $180,000, and increases to $184,500 for the period ending December 31, 2028. Thereafter the total balance remaining on the lease would be $1,652,109.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

State House Distilling Company LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

   Certificate of Formation: certificateofformation.pdf

   Operating Agreement: operatingagreement.pdf

Opportunity:

   Offering Page JPG: offeringpage.jpg

Financials:

   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.statehousedistillingco.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.